[redacted]

08026130

AB 2/22

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 21 2008
Washington, DC
152

SEC FILE NUMBER
8- 51180

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 AND ENDING December 31, 2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Creative Resources Broker Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Centerville Road, Building F
(No. and Street)

Warwick RI 02886
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Spaziano 401-732-8512
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mullen Scorpio Cerilli
(Name – *if individual, state last, first, middle name*)

222 Richmond Street, Suite 401, Providence, RI 02903
(Address) (City) (State) (Zip Code)

PROCESSED
FEB 25 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patricia M. Cerilli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Creative Resources Broker Services, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

See related party disclosure in the financial statements, Footnote 2.

Patricia M Cerilli CPA
Signature

Partner
Title

Mullen Scorpio Cerilli

Brenda R. Murphy
Brenda R Murphy 8/16/11
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CREATIVE RESOURCES BROKER SERVICES, LLC

* * * * *

Financial Statements

Years Ended December 31, 2007 and 2006

Mullen Scorpio Cerilli

Certified Public Accountants
Business Consultants

Mullen Scorpio Cerilli

Certified Public Accountants
Business Consultants

222 Richmond Street, Suite 401
Providence, Rhode Island 02903
401-751-3860
401-751-3987 Fax
www.mullenscorpiocerilli.com

February 14, 2008

To the Member of
Creative Resources Broker Services, LLC

Independent Auditors' Report

We have audited the accompanying balance sheets of Creative Resources Broker Services, LLC (a Rhode Island Corporation) as of December 31, 2007 and 2006 and the related statements of revenue and expenses, member's capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Creative Resources Broker Services, LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Mullen Scorpio Cerilli

CREATIVE RESOURCES BROKER SERVICES, LLC

Balance Sheet

December 31, 2007 and 2006

	2007	2006
Assets		
Assets:		
Cash	$ 29,311	$ 6,604
Accounts receivable	158,438	30,512
Investment (Note 3)	98,980	76,975
Prepaid expense	-	2,000
Total assets	$ 286,729	$ 116,091
Liabilities and Net Assets		
Liabilities:		
Accounts payable	$ 38,441	$ 354
Accounts payable - related party (Note 2)	70,209	24,561
Total liabilities	108,650	24,915
Member's capital	178,079	91,176
Total liabilities and net assets	$ 286,729	$ 116,091

The accompanying notes on pages 5 through 8 are an integral part of these financial statements.

CREATIVE RESOURCES BROKER SERVICES, LLC

Statement of Revenue and Expenses

For the Years Ended December 31, 2007 and 2006

	2007	2006
Commission income	$ 719,769	$ 257,705
Total revenue and gains	719,769	257,705
Selling, general and administrative expenses:		
Commission	535,819	214,896
Professional fees (Note 2)	4,640	8,835
Management fees (Note 4)	24,000	24,000
Insurance	1,633	1,633
Legal	370	3,359
Accounting fee	7,750	7,350
Licensing	4,566	10,132
Office expense	419	1,965
Compliance fees	29,598	2,438
Subscriptions	1,669	1,520
Marketing	4,463	-
Miscellaneous	424	300
Total selling, general and administrative expenses	615,351	276,428
Income (loss) from operations	104,418	(18,723)
Other income and expense:		
State tax	(500)	(500)
Profit distribution	-	-
Gain on sale of investment	17,280	-
Net income	$ 121,198	$ (19,223)

The accompanying notes on pages 5 through 8 are an integral part of these financial statements.

CREATIVE RESOURCES BROKER SERVICES, LLC

Statement of Member's Capital

For the Years Ended December 31, 2007 and 2006

	December 31, 2007			
	Capital Contributions	Earnings	Accumulated Other Comprehensive Income	Total
Balance - beginning of year	$ 86,940	$ (15,638)	$ 19,874	$ 91,176
Member's capital contribution	-	-	-	-
Member's drawings	-	(64,000)	-	(64,000)
Comprehensive income:				
Net income (loss)	-	121,198	-	121,198
Unrealized gain on securities	-	-	29,705	29,705
Total comprehensive income	-	57,198	29,705	86,903
Balance - end of year	$ 86,940	$ 41,560	$ 49,579	$ 178,079

	December 31, 2006			
	Capital Contributions	Earnings	Accumulated Other Comprehensive Income	Total
Balance - beginning of year	$ 82,940	$ 3,585	$ 22,180	$ 108,705
Member's capital contribution	24,000			24,000
Member's drawing	(20,000)	-	-	(20,000)
Comprehensive income:				
Net income (loss)	-	(19,223)	-	(19,223)
Unrealized (loss) on securities	-	-	(2,306)	(2,306)
Total comprehensive income	4,000	(19,223)	(2,306)	(17,529)
Balance - end of year	$ 86,940	$ (15,638)	$ 19,874	$ 91,176

The accompanying notes on pages 5 through 8 are an integral part of these financial statements.

CREATIVE RESOURCES BROKER SERVICES, LLC

Statement of Cash Flows

For the Years Ended December 31, 2007 and 2006

	2007	2005
Cash flow from operating activities:		
Net income (loss)	$ 121,198	$ (19,223)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Realized (gains) losses on investments	(17,280)	
Changes in operating assets and liabilities:		
Accounts receivable	(127,926)	(19,668)
Prepaid expense	2,000	(2,000)
Accounts payable	38,087	(2,944)
Accounts payable - related party	45,648	13,784
Net cash provided (used) by operating activities	61,727	(30,051)
Cash flow from investing activities:		
Return of investment	-	50,000
Purchases of investments	-	(24,000)
Proceeds from sale of investments	24,980	-
Net cash provided (used) by investing activity	24,980	26,000
Cash flow from financing activity:		
Member's drawing	(64,000)	(20,000)
Member's contribution	-	24,000
Net cash provided by financing activity	(64,000)	4,000
Net increase (decrease) in cash	22,707	(51)
Cash and cash equivalents - beginning of year	6,604	6,655
Cash and cash equivalents - end of year	$ 29,311	$ 6,604
Supplemental information:		
Income taxes paid	$ 500	$ 500

The accompanying notes on pages 5 through 8 are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Nature of Business

Creative Resources Broker Services, LLC (the Company) was formed as a Rhode Island single member limited liability company on June 23, 1998 and began operations in January 1999. The purpose of the company is to provide broker dealer services through the sale of variable products, mutual funds at retail and Section 529 Plans.

Basis of Accounting

The Company prepares its financial statements using the accrual method of accounting, in accordance with generally accepted accounting principles.

Recognition of Revenue

The Company recognizes all commission income at the time a policy is issued.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents include checking and savings accounts.

Accounts Receivable

The Company uses the specific write-off method for both book and tax purposes. Under this method, an allowance for a doubtful account is not maintained, but accounts receivable are written-off when they become uncollectible.

Generally accepted accounting principles require an allowance for doubtful accounts receivable whenever it can be reasonably estimated and is a material amount. The effect of using the specific write-off method instead of the reserve method is not material to these financial statements.

Investments

Investments are recorded at fair market value; however, if the fair market value is unable to be determined, investments are recorded at cost. See Note 3.

Note 1 continued on the next page.

Note 1 - Summary of Significant Accounting Policies

Use of Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimate amounts are recognized in the year in which such adjustments are determined.

Income Taxes

The Company is a limited liability company in the State of Rhode Island. The sole owner member is taxed on the Company's taxable income. The Company is required to pay the minimum rate of $500 for the State of Rhode Island. No provision or liability for federal or state taxes has been included in the financial statements.

Note 2 - Related Party Transactions

During the year, in the normal course of business, Creative Resources Broker Services, LLC (the Company) had transactions with related entities.

The related entities are as follows:

Creative Resources, Inc. - A separate corporation, wholly owned by the same sole member of Creative Resources Broker Services, LLC (the Company)

R Squared - A separate corporation, partially owned by the same sole member of Creative Resources Broker Services, LLC (the Company)

Creative Resources Investment Advisors, LLC – A separate corporation, partially owned by the same sole member of Creative Resources Broker Services, LLC (the Company). This entity is registered with the Security Exchange Commission.

The following is a detail of the transactions between the Company and related parties:

Note 2 continued on the next page.

Note 2 - Related Party Transactions

	December 31, 2007			
	Paid to			
	Creative Resources, Inc.	Sole Member of Creative Resource Broker Services, LLC	Creative Resources Investment Advisors, LLC	Total
Recorded in these financial statements in the following accounts:				
Commission expense	$ 163,882	$ 187,724	$ -	$ 351,606
Professional fees	-	-	4,640	4,640
Management expense (see Note 3)	24,000	-	-	24,000
Total	$ 187,882	$ 187,724	$ 4,640	$ 380,246
Amount owed at December 31, 2007	$ 2,039	$ 74,119	$ -	$ 76,158

	December 31, 2006			
	Paid to			
	Creative Resources, Inc.	Sole Member of Creative Resource Broker Services, LLC	Creative Resources Investment Advisors, LLC	Total
Recorded in these financial statements in the following accounts:				
Commission expense	$ 44,340	$ 49,982	$ -	$ 94,322
Professional fees	-	-	8,835	8,835
Management expense (see Note 3)	24,000	-	-	24,000
Total	$ 68,340	$ 49,982	$ 8,835	$ 127,157
Amount owed at December 31, 2006	$ 17,686	$ 6,000	$ 875	$ 24,561

Note 3 – Investments

Investments consist of stock the Company purchased through a private placement offered exclusively to owners of broker dealer companies. The stocks are currently trading on the public market and are recorded at fair market value. The investments at year-end are as follows:

	2007	2006
Stocks	$ 98,980	$ 76,975

Note 4 – Management Fee

During the year, the Company entered into an expense sharing agreement with Creative Resources, Inc. The agreement covers the Company's portion of expenses relating to office space, administrative services and general overhead. The Company pays $2,000 a month for these shared expenses.

Note 5 – Major Customer

A major portion of the Company's revenue is concentrated in two customers. The Company had revenue from these customers of approximately 73% and 73% for the years ended December 31, 2007 and 2006.

Mullen Scorpio Cerilli

CREATIVE RESOURCES BROKER SERVICES, LLC

Reporting on Material Inadequacies Found Since the Date of the Previous Audit

NASD Review

None noted.

Audit Review

None noted.

For other matter regarding internal controls – see the Management Recommendation Letter.

Mullen Scorpio Cerilli

CREATIVE RESOURCES BROKER SERVICES, LLC

Reconciliation of Computation of Net Capital

Between Client Calculation and Auditor Calculation

December 31, 2007

	Creative Resources Broker Services, LLC Submitted	Auditor Submitted	Difference
Member's capital	$ 178,079	$ 178,079	$ - *
Non-allowable assets	(3,818)	(3,818)	-
Haircut on securities:			
Investment securities	(14,847)	(14,847)	-
Undue concentration	(11,135)	(11,135)	-
Total computation of net capital	$ 148,279	$ 148,279	$ -

Submitted by:
Mullen Scorpio Cerilli

Patricia M. Cerilli CPA

Patricia M. Cerilli, Partner

2-14-08

Date

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: Creative Resources Broker Services, LLC

Address: 250 Centerville Road, Building F, Warwick, RI 02886

Telephone: 401-732-8512

SEC Registration Number: 8-51180

NASD Registration Number: 45753

(ii) Accounting Firm Mullen Scorpio Cerilli

Name:

Address: 222 Richmond Street, Suite 401, Providence, RI 02903

Telephone: 401-751-3860

Accountant's State Registration Number: RI license #P37, issued by the State of Rhode Island Board of Accountancy

(iii) Audit date covered by the Agreement:

(Month)	(Day)	(Year)
December	31	2007

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2____*

(X) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), NASD may deem the audit of the broker-dealer to not have been filed.

Signature: Mullen Scorpio Cerilli

Name: Mullen Scorpio Cerilli

(By Firm's FINOP or President)

Title: Partner Date: 2/14/08

Mullen Scorpio Cerilli

CREATIVE RESOURCES BROKER SERVICES, LLC

ANNUAL AUDITED REPORT

FORM X-17A-5

PART III, REPORT (G)

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2007

Calculation of Net Capital:

Member's capital	$	178,079
Adjustments:		
Non-allowable assets		(3,818)
Investment securities		(14,847)
Undue concentration		(11,135)
Net capital	$	148,279

END